UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GrubHub Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

400110102
(CUSIP number)

 Hamant Lad
Chief Operations Officer
Pelham Capital Ltd
The Economist Building, 9th Floor
St. James’s Street
London SW1A 1HA
United Kingdom
+44 207 747 0200

(Name, address and telephone number of person authorized to receive notices and communications)

Not Applicable
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400110102

1.	NAMES OF REPORTING PERSONS Pelham Capital Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,404,252
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,404,252
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,404,252
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14.	TYPE OF REPORTING PERSON* CO

(1)	Based on 84,622,254 shares of common stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

CUSIP No. 400110102

1.	NAMES OF REPORTING PERSONS Ross Turner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,404,252
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,404,252
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,404,252
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 84,622,254 shares of common stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of GrubHub Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 111 W. Washington Street, Suite 2100, Chicago, Illinois 60602.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a)   The Reporting Persons are:

1.    Pelham Capital Ltd
2.    Ross Turner

(b)  The business address of each of the Reporting Persons is:

Pelham Capital Ltd
The Economist Building, 9th Floor
25 St. James’s Street
London SW1A 1HA
United Kingdom

(c)   Each of the Reporting Persons is engaged in the business of investment.  Ross Turner is the Chief Investment Officer of Pelham Capital Ltd (the “Investment Manager”).  The Investment Manager is the investment manager of Pelham Long/Short Master Fund Ltd (“Pelham Master”), the entity that directly holds the 4,404,252 shares of Common Stock reported herein (the “Master Fund Shares”). Pursuant to an amended and restated investment management agreement, the Investment Manager has been delegated full voting and investment power over the Master Fund Shares, by both Pelham Master and Pelham Capital Management Limited, the manager of Pelham Master.  Mr. Turner may be deemed to exercise voting and investment power over the Master Fund Shares due to his position as Chief Investment Officer of the Investment Manager.  Each of the Investment Manager and Mr. Turner may be deemed to beneficially own the Master Fund Shares, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Investment Manager or Mr. Turner is the beneficial owner of the Master Fund Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent that any such Reporting Person actually exercises voting or investment power with respect to such securities.

(d)  The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Citizenship of the Reporting Persons is as follows:

1.   Pelham Capital Ltd – England and Wales
2.   Ross Turner – United Kingdom

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price (excluding commissions) of the 4,404,252 shares of Common Stock directly held by Pelham Master reported herein was approximately $119,448,735.63.  Such shares of Common Stock were purchased with the working capital of Pelham Master in open market transactions through brokers.

ITEM 4.	Purpose of Transaction.

The information contained in Items 3 and 5(c) of this Schedule 13D regarding the acquisition of the 4,404,252 Master Fund Shares is incorporated by reference herein.

The Reporting Persons acquired beneficial ownership of the Master Fund Shares reported in this Schedule 13D for investment purposes.  The Reporting Persons believe that the Master Fund Shares are undervalued and are an attractive investment.  In furtherance of their investment purpose and in the ordinary course of their business, subject to applicable law, the Reporting Persons have engaged in and expect to continue to engage in dialogue with investment relations and management personnel of the Issuer and other investors in the Issuer’s industry on multiple topics concerning the Issuer’s business, including, without limitation, the Issuer’s management, capitalization, financial condition, strategy and future plans, which discussions may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 84,622,254 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

(c) All transactions with respect to shares of Common Stock of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days are set forth in Exhibit 99.2 and such information is incorporated by reference herein.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.  Certain feeder funds that invest in Pelham Master may have the right to receive dividends from, and proceeds from, the sale of the Common Stock directly held by Pelham Master.

(e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and between the Reporting Persons.

99.2	Transactions in Common Stock effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2015

PELHAM CAPITAL LTD

By:	/s/ Hamant Lad
Name:	Hamant Lad
Title:	Chief Operating Officer

/s/ Ross Turner
ROSS TURNER